

SE 16012627

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SEC Mail Processing Section
FEB 29 2016
Wasnington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sun Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Deaton 312-229-9668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Deaton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Trading, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
ELLEN M BURALLI
Notary Public - State of Illinois
My Commission Expires Mar 23, 2019

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Sun Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Sun Trading, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sun Trading, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 25, 2016

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 949,051
Securities owned, at fair value (pledged)	142,805,029
Receivable from brokers and clearing organizations	179,038,228
Exchange memberships owned, at cost (fair value of $1,512,500)	3,044,000
Furniture and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,101,276	1,455,082
Receivable from affiliates	1,214,106
Other assets	652,373
Total assets	$ 329,157,869
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 253,388,557
Payable to brokers and clearing organizations	7,365,291
Accounts payable, accrued expenses and other liabilities	11,285,298
Payable to affiliate	1,232,881
Deferred rent	924,529
	274,196,556
Member's equity	54,961,313
Total liabilities and member's equity	$ 329,157,869

See Notes to Financial Statement.

Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated (the Operating Agreement), and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The primary business of the Company is to trade as a market maker or as principal in U.S. and foreign securities, over-the-counter (OTC) foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on BATS Exchange and NYSE Arca Options.

Pursuant to the Operating Agreement, as amended and restated, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the earliest to occur of December 31, 2041 or the occurrence of some other event specified under LLC Law as affecting such dissolution.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition, either as receivable or payable from/to brokers and clearing organizations, as applicable.

The Company obtains financing from clearing brokers and global center banks from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Exchange memberships owned: The Company's exchange memberships held for operating purposes are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value has occurred in 2015.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Furniture and leasehold improvements: Furniture is being depreciated over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or liability for U.S. federal income taxes has been recorded in the financial statements. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the respective income tax returns of its members.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2015.

The Parent is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2012.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition.

Note 2. New Accounting Pronouncements

In May 2014, the FASB issued an Accounting Standards Update (ASU 2014-09), which provides revised guidance on the recognition of revenue from the transfer or goods and services and accounting for certain contract costs. The updated guidance requires both new disclosures and revisions to existing disclosures. ASU 2014-09 issued an effective date for the adoption of the revised guidance of annual reporting periods beginning after December 15, 2016.

In August 2015, the FASB issued an Accounting Standards Update (ASU 2015-14) to defer the effective date provided by ASU 2014-09 to annual reporting periods beginning after December 15, 2017.

The Company is still evaluating the effects ASU 2014-09 and ASU 2015-14 on the Company's financial condition and regulatory requirements.

Note 3. Receivable from and Payable to Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2015 consist of:

Cash	$176,731,817
Dividends and interest accrued, net	9,092
Financial instruments	3,301,312
Accrued payables, net	(1,003,993)
Receivable from brokers and clearing organizations	$179,038,228

Payable to brokers and clearing organizations at December 31, 2015 consist of:

Cash	$(3,955,796)
Financial instruments	11,321,087
Payable to brokers and clearing organizations	$7,365,291

Note 3. Receivable from and Payable to Brokers and Clearing Organizations (Continued)

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

The Company maintains credit agreements to facilitate the financing of its futures margin requirements. At December 31, 2015, the Company has a combined $75,000,000 in credit facilities pursuant to credit line agreements, with interest at negotiated rates that change, from time to time, based on market conditions. At December 31, 2015, the Company has $7,408,929 outstanding financing.

Note 4. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

<u>Level 1</u>. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

<u>Level 2</u>. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

<u>Level 3</u>. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Note 4. Fair Value of Financial Instruments (Continued)

Equity securities, exchange traded equity options, exchange traded funds, and exchange traded futures that are traded in active markets are valued using quoted market prices or broker or dealer quotations and are classified as Level 1.

OTC foreign currency forward contracts are valued using third party observable market data. These financial instruments are classified as Level 2.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for exchange memberships owned and furniture and leasehold improvements, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2015:

Assets	Level 1	Level 2	Netting and Collateral	Total
Investment assets				
Exchange traded funds	$82,690,333	$ —	$ —	$82,690,333
Equity securities	60,105,896	—	—	60,105,896
Total investment assets (1)	142,796,229	—	—	142,796,229
Derivative assets				
Futures contracts (2)	5,283,722	—	—	5,283,722
Forward contracts (2)	—	796,604	—	796,604
Option contracts (1)	8,800	—	—	8,800
Gross derivarive assets	5,292,522	796,604	—	6,089,126
Gross derivarive assets netting (3)(2)	(1,977,568)	(796,604)	(4,842)	(2,779,014)
Total derivative assets	3,314,954	—	(4,842)	3,310,112
Total assets, at fair value	$ 146,111,183	$ —	$ (4,842)	$ 146,106,341

(1) Amounts are included in securities owned, at fair value (pledged) on the statement of financial condition.

(2) Amounts are included in receivables from brokers and clearing organizations on the statement of financial condition.

(3) Amounts relate to master netting agreements between the Company and its counterparties, see Note 5.

Liabilities	Level 1	Level 2	Netting and Collateral	Total
Investment liabilities				
Exchange traded funds	$170,285,335	$ —	$ —	$170,285,335
Equity securities	83,083,922	—	—	83,083,922
Total investment liabilities (4)	253,369,257	—	—	253,369,257
Derivative liabilities:				
Futures contracts (5)	1,977,568	—	—	1,977,568
Forward contracts (5)	—	12,122,533	—	12,122,533
Option contracts (4)	19,300	—	—	19,300
Gross derivarive liabilities	1,996,868	12,122,533	—	14,119,401
Gross derivarive liability netting (6)(5)	(1,977,568)	(801,446)	(3,955,796)	(6,734,810)
Total derivative liabilities	19,300	11,321,087	(3,955,796)	7,384,591
Total liabilities, at fair value	$ 253,388,557	$ 11,321,087	$ (3,955,796)	$ 260,753,848

(4) Amounts are included in securities sold, not yet purchased, at fair value on the statement of financial condition.

(5) Amounts are included in payable to brokers and clearing organizations on the statement of financial condition.

(6) Amounts relate to master netting agreements and collateral arrangements between the Company and its counterparties, see Note 5.

As of and for the year ended December 31, 2015, the Company had no assets or liabilities classified as Level 3.

Note 5. Derivative Financial Instruments

The Company uses derivative financial instruments, including exchange traded equity options, exchange traded futures contracts, and OTC foreign exchange contracts, as part of its trading activities.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between equity securities, exchange traded equity options, exchange traded futures, and OTC foreign exchange contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood according to ASC 815 in the FASB Accounting Standards Codification. Footnote 11 describes the risks associated with trading derivative contracts.

For the year ended December 31, 2015, the Company has elected the alternative disclosure option for gains and losses on derivative instruments included in its trading activities.

As of December 31, 2015, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments, disaggregated by type of underlying risk, presented in the statement of financial condition at December 31, 2015, which are represented in receivable from brokers and clearing organizations, payables to brokers and clearing organizations, securities owned, or securities sold, not yet purchased, as detailed in Note 4.

Derivative Financial Instruments	**Derivative Assets**	**Derivative Liabilities**
Gross derivative contracts	(at fair value)	(at fair value)
Futures		
Interest rate contracts	$ 4,403,999	$ 760,963
Commodity contracts	496,179	391,790
Equity contracts	383,544	824,815
Total futures	5,283,722	1,977,568
Forwards		
Foreign currency	796,604	12,122,533
Options		
Equity contracts	8,800	19,300
Total gross derivative contracts	6,089,126	14,119,401
Amounts that have been offset in statement of finanical condition		
Cash collateral	—	(3,955,796)
Counterparty netting	(2,779,014)	(2,779,014)
Net exposure	$ 3,310,112	$ 7,384,591

Note 6. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2015 consist of:

Compensation benefit payable	$ 7,422,349
Other	3,862,949
Total accounts payable, accrued expenses and other liabilities	$11,285,298

Note 7. Related-Party Transactions

At December 31, 2015, the Company has a payable due to Sun Trading Solutions, LLC, an entity affiliated through common ownership, of $1,232,881, represented as payable to affiliate on the statement of financial condition. In addition, at December 31, 2015, receivables from the Parent and an entity affiliated through common ownership, included in receivable to affiliates on the statement of financial condition, consist of:

The Parent	$ 974,784
Sun Trading International Ltd.	239,322
Total receivable from affiliates	$1,214,106

The Company has entered into a services agreement with the Parent and compensates the Parent for management services performed by the Parent. Further, the Parent reimburses the Company for certain salary expenses, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2015, the Company had a net receivable to the Parent of $974,784 for these services.

The Company has an affiliate based in the United Kingdom, Sun Trading International Ltd. (STI). The Company has entered into a services agreement with STI and compensates STI for trading services less a recharge for trading services performed by the Company. Further, STI compensates the Company for administrative services. In addition, STI compensates the Company for certain expat compensation and benefit expenses paid by the Company on behalf of STI. At December 31, 2015, the Company had a net receivable to STI of $239,322 for these services.

The Company has an affiliate based in the United States, Sun Trading Solutions, LLC (STS). The Company has entered into a services agreement with STS and compensates STS for use of computer equipment trading platforms and technology related services. Further, STS reimburses the Company for certain salary expenses, rent and occupancy, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2015, the Company had a net payable to STS of $1,232,881 for these services.

Note 8. Furniture and Leasehold Improvements

Furniture and leasehold improvements at December 31, 2015 consist of:

Leasehold improvements	$2,205,764
Furniture	350,594
Accumulated depreciation and amortization	(1,101,276)
Furniture and leasehold improvements, at cost, net of accumulated depreciation and amortization	$1,455,082

Note 9. Commitments and Contingencies

The Company leases office space under non-cancelable lease agreements that expire at various dates to June 2026. The aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Years ending December 31:	
2016	$ 514,961
2017	480,637
2018	357,735
2019	368,467
2020	413,444
Thereafter	2,703,545
Aggregate lease	$ 4,838,789

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. At December 31, 2015, the difference between recognized rent expense and actual cash payments for rent results in deferred rent in the statement of financial condition of $924,529.

The Company has provided a landlord a security deposit in the amount of $275,000 that is included in other assets in the statement of financial condition at December 31, 2015.

The Company has provided a landlord with a letter of credit in the amount of $53,742, which has been collateralized by money market account in the amount of $55,010.

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 11. Derivatives Activities and Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures, forwards, equity options, and other financial instruments with similar characteristics. Futures and forward contracts provide for the sale or purchase of financial instruments at an agreed upon price or yield on an agreed future date. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Note 11. Derivatives Activities and Off-Balance-Sheet Risk (Continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition, as of December 31, 2015.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and equity options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of PAB brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of it's clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 12. Employee Benefit Plans

The Company maintains a 401(k) Plan allowing its employees, aged 21 and over, to defer a portion of their pre-tax or post-tax compensation. The plan was implemented January 1, 2012 under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is maintained as an ERISA 401(k) plan. During 2015, the Company made matching contributions of 50 percent of the employee's deferral amount and up to a maximum of 6 percent of the employee's compensation as defined by the Company's 401(k) Plan, subject to the IRS compensation limits. For the year ended December 31, 2015, the Company made matching contributions for a total of $129,540. Participants are fully vested in their salary deferrals at all times and vest in the employer contributions based on years of service.

Note 13. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2015, the Company had net capital and net capital requirements of $40,078,845 and $1,000,000, respectively. The net capital rules may effectively restrict the distribution of member's equity.

Note 14. Subsequent Event

In accordance with FASB ASC 855, *Subsequent Events*, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that existed at the balance sheet date. The Company evaluated events and transactions through the date the financial statements were issued, noting a $9,000,000, withdrawal of equity by the Parent on February 4, 2016. There were no additional subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the statement of financial condition.